UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934


                           Kelly's Coffee Group, Inc.
                                (Name of Issuer)


                         Common Stock, par value $0.001
                         (Title of Class of Securities)


                                  488159-10-4
                                 (CUSIP Number)


 Richard D.Surber, 268 West 400 South, Salt Lake City, Utah 84101 (801)575-8073
            (Name, address and telephone number  of person authorized to receive notices and communications)


                                 August 1, 1997
             (Date of Event which Requires Filing of This Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13A, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ( ).

                                  SCHEDULE 13D

CUSIP No. 488159 10 4                      Page 2 of 27 Pages including exhibits

1)  NAME OF REPORTING PERSONS
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Hudson Consulting Group, Inc.  ("Hudson")


2)  CHECK THE APPROPRIATE BOX IF  A MEMBER OF A GROUP
                                                                        (A) ( X)
                                                                       (B) (   )

3)  SEC USE ONLY


4)  SOURCE OF FUNDS
WC

5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E). [ ]

6)  CITIZENSHIP OR PLACE OF ORGANIZATION
Hudson does business in the State of Utah and is incorporated in the State of Nevada.

                           7)  SOLE VOTING POWER                       5,817,570
NUMBER OF
SHARES
BENEFICIALLY               8)  SHARED VOTING POWER                             0
OWNED BY
EACH
REPORTING                  9)  SOLE DISPOSITIVE POWER                  5,817,570
PERSON WITH

                           10)  SHARED DISPOSITIVE POWER                       0

11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
Hudson Consulting Group, Inc. - 5,817,570

12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ( )

13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13.4%

14)  TYPE OF REPORTING PERSON
CO

                                  SCHEDULE 13D

CUSIP No. 488159 10 4                      Page 3 of 27 Pages including exhibits

1)  NAME OF REPORTING PERSONS
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
CyberAmerica Corporation ("Cyber")


2)  CHECK THE APPROPRIATE BOX IF  A MEMBER OF A GROUP
                                                                        (A) ( X)
                                                                        (B) (  )

3)  SEC USE ONLY


4)  SOURCE OF FUNDS
WC

5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E). [ ]

6)  CITIZENSHIP OR PLACE OF ORGANIZATION
Cyber does business in the State of Utah and is incorporated in the State of Nevada.

                           7)  SOLE VOTING POWER                         605,000
NUMBER OF
SHARES
BENEFICIALLY               8)  SHARED VOTING POWER                             0
OWNED BY
EACH
REPORTING                  9)  SOLE DISPOSITIVE POWER                    605,000
PERSON WITH

                           10)  SHARED DISPOSITIVE POWER                       0

11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
CyberAmerica Corporation - 605,000

12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ( )

13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.4%

14)  TYPE OF REPORTING PERSON
CO

                                  SCHEDULE 13D

CUSIP No. 488159 10 4                      Page 4 of 27 Pages including exhibits

1)  NAME OF REPORTING PERSONS
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Oasis International Hotel & Casino, Inc. ("Oasis")


2)  CHECK THE APPROPRIATE BOX IF  A MEMBER OF A GROUP
                                                                        (A) ( X)
                                                                        (B) (  )

3)  SEC USE ONLY


4)  SOURCE OF FUNDS
WC

5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E). [ ]

6)  CITIZENSHIP OR PLACE OF ORGANIZATION
Oasis does business in the State of Utah and is incorporated in the State of Nevada.

                           7)  SOLE VOTING POWER                       8,500,000
NUMBER OF
SHARES
BENEFICIALLY               8)  SHARED VOTING POWER                             0
OWNED BY
EACH
REPORTING                  9)  SOLE DISPOSITIVE POWER                  8,500,000
PERSON WITH

                           10)  SHARED DISPOSITIVE POWER                       0

11)  AGGREGATE  AMOUNT   BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON  Oasis
International Hotel & Casino - 8,500,000

12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ( )

13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
19.6%

14)  TYPE OF REPORTING PERSON
CO

                                  SCHEDULE 13D

CUSIP No. 488159 10 4                      Page 5 of 27 Pages including exhibits

1)  NAME OF REPORTING PERSONS
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Canton Financial Services Corp. ("CFS")


2)  CHECK THE APPROPRIATE BOX IF  A MEMBER OF A GROUP
                                                                        (A) ( X)
                                                                        (B) (  )

3)  SEC USE ONLY


4)  SOURCE OF FUNDS
WC

5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E). [ ]

6)  CITIZENSHIP OR PLACE OF ORGANIZATION
Canton does business in the State of Utah and is incorporated in the State of Nevada.

                           7)  SOLE VOTING POWER                       1,150,000
NUMBER OF
SHARES
BENEFICIALLY               8)  SHARED VOTING POWER                             0
OWNED BY
EACH
REPORTING                     9)  SOLE DISPOSITIVE POWER               1,150,000
PERSON WITH

                           10)  SHARED DISPOSITIVE POWER                       0

11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
Canton Financial Services Corp. - 1,150,000

12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ( )

13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.6%

14)  TYPE OF REPORTING PERSON
CO

                                          Pages 6 of 27 Pages including exhibits

Item 1.  Security and Issuer

         This schedule relates to common stock, par value $0.001 per share, of Kelly's Coffee Group, Inc.("Common Stock"). Kelly's Coffee Group, Inc.. ("Kelly's") is a Colorado corporation with principal offices at 268 West 400
 South, Salt Lake City, Utah 84101.

Item 2.  Identity and Background

(a) This schedule is filed by Hudson Consulting Group, Inc., a Nevada corporation ("Hudson"), CyberAmerica Corporation , a Nevada corporation ("Cyber"), Oasis International Hotel & Casino, Inc., a Nevada
         corporation ("Oasis") and Canton Financial Services Corporation , a Nevada corporation ("CFS"),

(b) The business address for Hudson, Cyber, Oasis and CFS is 268 West 400 South, Salt Lake City, Utah 84101.

(c) (i) The principal business of Hudson is providing financial and business consulting services. (ii) The principal business of Cyber is real estate investment and financial consulting by virtue of its status as a holding company. (iii) The principal business of Oasis is the development of real estate. (iv) The principal business of CFS is providing financial consulting and business consulting services.


(d)      Neither  Hudson,  Cyber,  Oasis  nor CFS have not been  convicted  in a
         criminal   proceeding   (excluding   traffic   violations  and  similar
         misdemeanors) during the last five years.

(e) During the last five years Hudson, Cyber, Oasis nor CFS has never been a party to a civil proceeding that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws of finding any violation with respect to such laws.

(f)      Hudson, Cyber, Oasis and CFS are Nevada corporations

Item 3.  Source and Amount of Funds or Other Consideration

Hudson

         Hudson acquired 2,000,000 shares of Kelly's for consulting services on August 12, 1998 from Kelly's. On June 23, 1999, Hudson acquired an additional 3,817,570 pursuant to a Stock Purchase Agreement ("Agreement") between Hudson and Terrence Butler for $40,000 cash. Hudson has paid $35,000 as of the date of this filing and is in receipt of 2,425,000 shares of Kelly's and will receive the remaining 1,417,570 shares on or before August 1, 1999 under the terms of the Stock Purchase Agreement.

Cyber

         Cyber received 605,000 of Kelly's common stock on August 25, 1997 for services rendered by Cyber.

Oasis

         Oasis received a total of 8,500,000 shares of Kelly's common stock as satisfaction for mortgage

                                          Pages 7 of 27 Pages including exhibits

payments totaling $170,000 owed to it by Oasis Resorts International, Inc. (f.k.a. Flexweight Corporation)Oasis Resorts International, Inc. acquired the Kelly's shares in exchange for shares of Oasis Resorts International, Inc. shares of common stock.

CFS

         CFS acquired 1,150,000 shares of Kelly's common stock on August 1, 1997 for consulting services rendered by CFS pursuant to a Consulting Agreement.

Item 4.  Purpose of Transaction

         The following discussion states the purpose or purposes of the acquisition of securities of the issuer and describes any plans or proposals resulting in material transactions with Kelly's.


Hudson

         Hudson is a financial consulting firm that specializes in assisting private companies in becoming public companies, in debt settlement and other business related services. Hudson plans to assist Kelly's in the preparation of its Securities Exchange Act filing, settling debt, and finding a suitable merger or acquisition candidate for Kelly's. Accordingly, Hudson will be retained by Kelly's to further the above goals. After Hudson finds a suitable merger or acquisition candidate, Hudson will either retain a portion of its shareholdings in Kelly's or will liquidate its holdings depending upon the rate of return Hudson can obtain. Kelly's former board of directors has elected Richard Surber to the board of directors of Kelly's and have resigned effective May 6, 1999. Richard Surber is also the president and a director of Hudson, Cyber, Oasis and CFS. Kelly's currently has no operations.

Cyber

         Cyber acquired its shares in Kelly's for investment purposes.

Oasis
         Oasis acquired its shares in Kelly's for the purpose of receiving payment under a note owed to it by Oasis Resorts International, Inc. or for investment purposes.

CFS

         CFS acquired the shares in lieu of cash for payment for services rendered to Kelly's or for investment purposes.


Item 5.  Interest in Securities of the Issuer

(a) (i) The aggregate number of the class of securities,  identified pursuant to
Item 1, beneficially owned by Hudson is 5,817,570. The percentage of the class of securities, identified pursuant to Item 1, beneficially owned by Hudson is 13.4%. (ii)The aggregate number of the class of securities, identified pursuant to Item 1, beneficially owned by Cyber is 605,000. The percentage of the class of securities, identified pursuant to Item 1, beneficially owned by Hudson is 1.4%. (iii)The aggregate number of the class of securities, identified pursuant to Item 1, beneficially owned by Oasis is 8,500,000. The percentage of the class of securities,

                                          Pages 8 of 27 Pages including exhibits

identified pursuant to Item 1, beneficially owned by Hudson is 19.6%. (iv)The aggregate number of the class of securities, identified pursuant to Item 1, beneficially owned by CFS is 1,150,000. The percentage of the class of securities, identified pursuant to Item 1, beneficially owned by Hudson is 2.6%.

(b) (i) For Hudson the number of shares as to which there is sole power to vote or to direct the vote is 5,817,570, the number of shares with the shared power to vote or to direct the vote is 0, the number of shares with the sole power to dispose or to direct the disposition is 5,817,570, the number of shares with shared power to dispose or to direct the disposition is 0. The principal business of Hudson is providing financial and business consulting services. (ii) For Cyber the number of shares as to which there is sole power to vote or to direct the vote is 605,000, the number of shares with the shared power to vote or to direct the vote is 0, the number of shares with the sole power to dispose or to direct the disposition is 605,000, the number of shares with shared power to dispose or to direct the disposition is 0. The principal business of Cyber is a real estate investment and financial consulting company by virtue of its status as a holding company. (iii) For Oasis the number of shares as to which there is sole power to vote or to direct the vote is 8,500,00, the number of shares with the shared power to vote or to direct the vote is 0, the number of shares with the sole power to dispose or to direct the disposition is 8,500,000, the number of shares with shared power to dispose or to direct the disposition is 0. The principal business of Oasis is the development of real estate. (iv) For CFS the number of shares as to which there is sole power to vote or to direct the vote is 1,150,000, the number of shares with the shared power to vote or to direct the vote is 0, the number of shares with the sole power to dispose or to direct the disposition is 1,150,000, the number of shares with shared power to dispose or to direct the disposition is 0. The principal business of CFS is providing financial consulting and business consulting services.

(c) On June 23, 1999, Hudson acquired an additional 3,817,570 pursuant to a Stock Purchase Agreement ("Agreement") between Hudson and Terrence Butler for $40,000 cash. Hudson has paid $35,000 as of the date of this filing and is in receipt of 2,425,000 shares of Kelly's and will receive the remaining 1,417,570 shares on or before August 1, 1999 under the terms of the Stock Purchase Agreement.

(d) No person aside from the reporting persons listed herein has the right to receive or power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         There are currently no contracts, arrangements, or understandings with respect to securities of Kelly's. However, Hudson, CFS and Oasis are all majority owned subsidiaries of Cyber with a common officer and director Richard Surber. Richard Surber's intentions are to attempt to improve the financial position of Kelly's through settling debt and finding operations for Kelly's through a merger or acquistion with the assistance of Hudson. Consequently, all shares owned by Hudson, Cyber, Oasis and CFS will be voted in favor of any proposal submitted to the shareholders of Kelly's to effect the above, contemplated transaction.

Item 7.  Material to Be Filed as Exhibits.

         A.       Attached  as  Exhibit  A is  a  copy  of  the  Stock  Purchase
                  Agreement dated June 23, 1999 between Hudson and Terrence Butler.

         B. Attached as Exhibit B is a copy of the resolution appointing Richard D. Surber as a Director and the President of Kelly's.

                                          Pages 9 of 27 Pages including exhibits

         C. Attached as Exhibit C is a copy of the Consulting Agreement between Kelly's and CFS dated August 1, 1997.


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                          Hudson Consulting Group, Inc.


Date: 6/25/99             /s/ Richard D. Surber
      _______             _______________________
                          Richard D. Surber, President


                          CyberAmerica Corporation


Date: 6/25/99             /s/ Richard D. Surber
      _______             _____________________


                          Oasis International Hotel & Casino, Inc.


Date:                     /s/ Richard D. Surber
                          ______________________
                          Richard D. Surber, President


                          Canton Financial Services Corporation


Date:                     /s/ Richard D. Surber
                          ______________________
                          Richard D. Surber, President



Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1061).